Reed Smith LLP

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New York, NY 10022

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Fax: 212.521.5450

July 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chris Edwards
Suzanne Hayes

Re:	Ritter Pharmaceutical Inc.
Amendment No. 1 to the
Registration Statement on Form S-1
Filed July 18, 2017
File No. 333-219147

Dear Mr. Edwards and Ms. Hayes:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated July 19, 2017 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Form S-1

Cover Page

1.	We note your response to prior comment number 2. Please clarify, if true, that the offering price for the Class A Units will be the current market price on the pricing date. If the offering price will be at a discount to the current market price, that should be clearly indicated on the cover page. Please also include on the cover page the factors that will be used to determine the price for the Class B Units.

Securities and Exchange Commission

July 19, 2017

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to disclose on the cover page of the prospectus included in the Amended Registration Statement that the offering price of the Class A Units may be at a discount to the current market price depending on market conditions. The public offering price of the Class B Units will be $1,000 per unit. The cover page of the prospectus included in the Amended Registration Statement has been revised to clarify this information.

Exhibits

2.	Please refer to the legal opinion filed as Exhibit 5.1. We note that the legality opinion states that the Class A Units and Class B Units will be “validly issued, fully paid and nonassessable.” Please have counsel file a revised legality opinion that opines that the Class A Units and Class B Units are binding obligations of the registrant under the law of the jurisdiction governing the units. For guidance, refer to Section II.B.l.h of Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised Exhibit 5.1 of the Registration Statement to opine that the Class A Units and Class B Units will be legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower

Aron Izower

cc:	Michael D. Step,
Chief Executive Officer of
Ritter Pharmaceuticals, Inc.